May 23, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Harbor Fund (the “Trust”) Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A File Nos. 33-5852 and 811-4676
Ladies and Gentlemen:
The undersigned, the principal underwriter of Harbor Fund, hereby joins in the request of the Trust that the effectiveness of post-effective amendment no. 50 on Form N-1A be accelerated so that it may become effective on Tuesday, August 1, 2006.
Sincerely,
/s/ David G. Van Hooser
David G. Van Hooser
President

Cc:	Christopher P. Harvey, Esq. Wilmer Cutler Pickering Hale and Dorr LLP

Charles F. McCain Mark W. Karchner Brian L. Collins Jodie L. Crotteau Harbor Fund
One SeaGate, Toledo, OH 43604 ▪ (419) 249-2900 ▪ www.harborfund.com
Distributor of Harbor Fund